Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Giddy, Inc. (d/b/a/ Boxed)

Commission File No. 001-39817

Date: June 22, 2021

On June 21, 2021, in connection with the previously announced proposed business combination (the “Business Combination”) between Seven Oaks Acquisition Corp. (the “Company”), Blossom Merger Sub Inc., Blossom Merger Sub II, LLC and Giddy Inc. (“Boxed”), Chieh Huang, the Chief Executive Officer of Boxed, was interviewed by CNBC. A copy of the transcript of this interview is set forth below.

CNBC INTERVIEW TRANSCRIPT

Monday, June 21, 2021

Jim Cramer:

Earlier this year the SPAC attack came screeching to a halt because there were far too many deals to digest and the SEC started cracking down on them, but there are still hundreds of SPACs out there looking for startups to merge with. And we're watching to see if any of these deals might be enticing. For example, last week, Seven Oaks Acquisition announced that it's merging with Boxed, which is like a digital big box retailer selling food, household, and lifestyle products in bulk over the internet.

Jim Cramer:

The deal didn't create much hype. The stock of Seven Oaks barely budged in response, but you know what for you, that's a good thing. It means you're getting a decent entry point. So could Boxed be worth owning. The company's got an intriguing concept and an impressive growth rate, but it's an early stage story that's losing money with no expectation of profitability till 2025 at the earliest. Also, of course we know that there's Savage competitors in this industry like Amazon, Costco. Still it's worth a closer look, so let's dig deeper with Chieh Huang he's the co-founder and CEO of Boxed who was last with us back in 2017, to hear his pitch ahead of the SPAC merger with seven Oaks acquisition. Welcome back to Mad Money. How are you?

Chieh Huang:

I'm good, Jim. Thanks for having me back. I was on Off The Tape years ago, I was wearing a hoodie. We were still a private company and now I'm wearing a suit. So it's good to be back after all these years.

Jim Cramer:

Well, I always loved her concept, I drive by it all the time on interstate 78. But I have to tell you, I was hoping that you would do a public offering so that people would get to know Boxed better. How are they going to get to know it now that you're just doing it with a SPAC?

Chieh Huang:

Well, that's one of the big reasons why I'm here on your show, but overall, we felt like SPAC product was great for us because of two main things. One was the quantum of capital that we can raise that we can then use to drive marketing, drive assortment expansion. And then two, the ability to really tell the story of our B2B business recovering after a difficult year, last year with COVID as well as our SaaS business. So it's the reason why we went with the SPAC and there are trade-offs with SPAC versus a traditional IPO process, but we think the SPAC product or the SPAC route was the best one for us.

Jim Cramer:

You mentioned inspiration. The reason why we had you on Off The Charts, because I was just so taken by your story personally. And I want you to share it with people because it's pretty inspirational in itself.

Chieh Huang:

Yeah. You know, we started off in a garage in tropical New Jersey, just Central Jersey. If you believe that there is a Central Jersey, but overall humble beginning. So I grew up as a child of immigrant parents without a bunch... without a silver spoon in my mouth. To be able to live the American dream and to be on your show today and to drive a business to the point where we're about to be a public company while doing what's right for the front lines for those same folks, that look a lot like my family, when we first came to America, it really is the American dream personified.

Jim Cramer:

Now I feel like, you know, I love Costco. You watch the show. You have, one of the secrets is the Kirkland brand. My wife tells me that your brand is a terrific brand and it's getting more and more share. So why don't you tell us, because I think that what's going to happen is if you really want to know where I think the money is, it's in the private label.

Chieh Huang:

That's right. So private brand already has become, you know, it's only about a hundred items that we have for sale that's private brand, but on a hundred items, it's almost 15 to 20% of our monthly sales these days. So folks out there that really value, not only the price, but also the quality of the product, just like your wife, she seems like a very smart person Jim if I say so myself really helping us drive that private label penetration. So it's called Prince & Spring, is our private brand.

Jim Cramer:

She wanted me to ask you, are they the two streets in the village? Is that why you did it? I said, I don't know. I said I'll ask him.

Chieh Huang:

It was originally called Prince & Green. But then we had this epiphany that we realized that there's already a P & G that sells some of the items that we sell. So we went with the other street, which is Prince and Spring. But hopefully we're not taping this and hopefully no one out there will remember this but yeah, Prince & Spring, they don't really intersect but that's the genesis of our story.

Jim Cramer:

Exactly, now in front of us we've got I think some kind of choice items. We've got a huge box of Pirate's Booty. I think that a lot of people feel like they just go through one after another, I buy one at King's on the way home. I should be doing what you're doing, obviously. Yeah. Giant rolls of in this case Bounty a box of happiness. I mean, this is how people want to have things, right, they want it delivered to their house and they want giant portions.

Chieh Huang:

This is America. What we do is we service folks, not only B2C customers, but B2B customers with big items, big savings, all across the country. Now, those things that you're buying, it's not just for folks that live on the coast. When we first started, we were heavily bi-coastal. But one of the biggest trends that we've seen since we've been on your show is really the shift to more of the suburbs as well as a rural audience. So if you think about our customer base, we service a lot of rural areas where folks don't live within a 30, 60, 90 minute drive of a Costco, BJ's or Sam's Club and these folks don't have access to a physical warehouse club, don't have access to physical wholesale and probably don't have access to any of these courier kind of startups out there that bring those to your home because they just live so far in the countryside. [crosstalk 00:05:19] Also B2B customers, yeah. Sorry, B2B customers, [crosstalk 00:05:23]

Jim Cramer:

Wait a second. Costco can kill them, but not have Costco's not next to them. And you also have a software business that is, that's pretty intriguing. That can be kind of a Switzerland, right?

Chieh Huang:

That's right. So when we think about Boxed, the thing that makes us unique is we're not only an e-commerce wholesaler, that services B2C customers, but we also serve as B2B customers think fortune 500 companies, SMBs, we should be servicing the CNBC green room when you guys have guests back, all those snacks, pantry items, that really is our wholesale business. But the technology that powers that entire business makes us really unique. And we can now package that up and beginning this year, we've begun selling that technology via a software business to enterprise retailers all around the world. So we're going to generate... We're looking to generate $12 million in software revenue just in this first year alone, because there's a lot of companies out there that could really use a revamp of their e-commerce technology and their omni-channel capabilities.

Jim Cramer:

I couldn't agree more and that's why I think that this very rare to get a SPAC where there's a bargain under 10 merging smart guys. I know I at Drew Pearson from General Atlantic, really really terrific people you've got. That's Chieh Huang he's the CEO and co-founder of Boxed. I'm so glad the success you have from the last time you're on. And I wish you the best of luck. You're terrific. Appreciate it.

Chieh Huang:

Thanks Jim. I'll wear a tie next time.

Jim Cramer:

Absolutely. Absolutely. Mad Money will be back after the break.

Additional Information and Where to Find It

Seven Oaks will file with the SEC a registration statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination that, once declared effective by the SEC, will be mailed to its stockholders. Seven Oaks’ stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Seven Oaks’ solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about Seven Oaks, Boxed and the proposed business combination and related transactions. The definitive proxy statement/prospectus will be mailed to stockholders of Seven Oaks as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022, Attention: Drew Pearson, Chief Financial Officer, (917) 214-6371. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Boxed and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement when available.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this communication may be considered forward-looking statements. The Company’s and Boxed’s actual results may differ from their expectations, estimates and projections and consequently, you should no rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Boxed’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination, the timing of the completion of the business combination and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to the Company’s stockholders and related registration statement on Form S-4, including those set forth under "Risk Factors" therein, and other documents to be filed with the SEC by the Company. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Boxed’s control and are difficult to predict. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements.